FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Disclosure made by PT. Indofood Sukses Makmur Tbk ("Indofood"), a 51.5% owned subsidiary of First Pacific Company Limited, in relation to its acquisition of additional stake in Pacsari Pte. Ltd.**

Dated this 10th day of April, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

dlw 4/27

PT INDOFOOD SUKSES MAKMUR Tbk

CORPORATE HEADOFFICE

GEDUNG ARIOBIMO SENTRAL, M Floor, Jl. HR Rasuna Said X-2 kav 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 021) 5228822, Fax : 5225935

UNOFFICIAL TRANSLATION

No. 085/ISM/CS/IV/07 Jakarta, 4 April 2007

The Capital Market and Financial Institution Supervisory Agency
(Bapepam & LK)
Gedung Baru Departemen Keuangan RI, 3th Fl.
Jl. Dr. Wahidin Raya No.1
Jakarta 12190

Attn. : Chairman of Bapepam
Head of Bureau of PKP – Real Sector

Re. : Disclosure – Acquisition of additional stake in Pacsari Pte. Ltd. ("Pacsari")

Dear Sir/Madam,

We would like to inform you that on 2 April 2007, PT Indofood Sukses Makmur Tbk ("Company") has signed a sale and purchase agreement with Pacific Carriers Ltd, domiciled in Singapore, to acquire additional 35% stake in Pacsari, at an agreed price of US$25,636,488. After the acquisition the Company will hold 90% ownership in Pacsari. The acquisition is funded with internal generated cash.

The main consideration for transaction is that the shipping business has been profitable and has a good prospect, which may then increase the Company's value.

This transaction does not constitute a Material Transaction as stipulated in Bapepam Regulation No.IX.E.2 dated 20 February, 2001 and does not constitute a Connected Party Transaction as stipulated in Bapepam Regulation No.IX.E.1 dated 22 August, 2000.

Thank you for your kind attention.

Sincerely,
PT. INDOFOOD SUKSES MAKMUR Tbk.

Werlanty Setiawan
Corporate Secretary

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Disclosure made by PT. Indofood Sukses Makmur Tbk ("Indofood"), a 51.5% owned subsidiary of First Pacific Company Limited, in relation to the completion of acquisition by PT. Salim Ivomas Pratama, a subsidiary of Indofood, of 60% interest in plantation companies (an unofficial translation), attached with the announcement made by Indofood Agri Resources Limited.**

Dated this 12th day of March, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

PT INDOFOOD SUKSES MAKMUR Tbk

CORPORATE HEADOFFICE

GEDUNG ARIOBIMO SENTRAL, M Floor, Jl. HR Rasuna Said X-2 kav 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 021) 5228822, Fax : 5225935

UNOFFICIAL TRANSLATION

No.065/ISM/CS/III/07

Jakarta, March 9 2007

The Capital Market and Financial Institution Supervisory Agency
(Bapepam & LK)
Gedung Baru Departemen Keuangan RI, 3rd Fl.
Jl. Dr. Wahidin Raya No.1
Jakarta 12190

Attn.: Chairman of Bapepam
Head of Bureau of PKP - Real Sector

Re. : Disclosure - Completion of Acquisition by PT. Salim Ivomas Pratama ("SIMP"), a subsidiary of PT. Indofood Sukses Makmur Tbk ("the Company")

Dear Sir,

Referring to our previous letters:

- No.154/ISM/CS/VIII/07 dated August 16, 2006 regarding the Signing of Conditional Sale and Purchase Agreement between SIMP and Rascal Holding Ltd ("RHL"), in relation to the acquisition of the entire 60% shareholding interest of RHL in each of PT. Mega Citra Perdana , PT. Swadaya Bhakti Negaramas (SBN), and PT. Mentari Subur Abadi (MSA), own palm oil plantations with total land area of approximately 85.500 ha, for a total price of Rp125.000.000.000 (Hundred Twenty Five Billion Rupiah)

- No.188/ISM/CS/X/06 dated October 17, 2006 regarding the Resolutions of the Extraordinary General Meeting of Shareholders ("EGM") of the Company in relation to the acquisition. The Company has obtained shareholders' approval for the acquisition of entire 60% ownerships of RHL in each MCP, MSA and SBN, all domiciled in Jakarta, consisting of 61,600 shares, 2,129 shares and 510 shares respectively.

We hereby would like to inform you that the above mentioned transaction has been completed on March 9, 2007. Please find attached a copy of the Indofood Agri Resources Ltd. Announcement to the SGX-ST regarding the transaction.

Thank you for your kind attention.

Sincerely yours,
PT Indofood Sukses Makmur Tbk

Weranty

Werianty Setiawan
Corporate Secretary

Indofood
THE SYMBOL OF QUALITY FOODS

12/03 '07 MON 10:42 [TX/RX NO 5910] 001

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

COMPLETION OF THE ACQUISITION OF A 60% INTEREST IN PT MEGA CITRA PERDANA, PT MENTARI SUBUR ABADI AND PT SWADAYA BHAKTI NEGARAMAS (COLLECTIVELY, THE "PLANTATION COMPANIES")

*Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the Circular issued by the Company to shareholders of the Company dated 11 December 2006 (the "**Circular**").*

The Board of Directors of Indofood Agri Resources Ltd. (the "**Board**") refers to the references made in (i) the Company's announcement dated 23 August 2006, (ii) the Circular and (iii) the Offer Information Statement issued by the Company dated 25 January 2007, in relation to the conditional agreement dated 16 August 2006 between Rascal Holdings Limited (*a member of the Salim Group*) and PT Salim Ivomas Pratama ("**PT SIMP**") (a subsidiary of the Company), for the acquisition by PT SIMP of a 60% shareholding interest in the Plantation Companies for a cash consideration of Rp125 billion (the "**Plantation Acquisition**"). The Board is pleased to announce that the Plantation Acquisition was completed on 9 March 2007. Following completion of the Plantation Acquisition, the Plantation Companies and their respective subsidiaries have become subsidiaries of the Company.

The transaction was entered into on an arm's length basis and the aggregate consideration for the Plantation Acquisition of Rp125 billion was arrived at after taking into consideration, *inter alia*, the valuation by PT Laksa Laksana, an independent valuer appointed by PT Indofood Sukses Makmur Tbk. PT Laksa Laksana has stated in its August 2006 valuation report that it is of the opinion that the fair market value of 60% equity of the Plantation Companies is in the range of Rp130,675,200,000 - Rp167,995,800,000 as at 30 June 2006.

The Plantation Companies and their subsidiaries currently own an aggregate land bank of approximately 85,541 hectares in East and Central Kalimantan and South Sumatra, of which approximately 2,844 hectares have already been planted with oil palm. As stated in the Circular, the Plantation Acquisition is in line with the Group's plans to increase its planted oil palm area to 250,000 hectares by about 2015 through the acquisition and development of additional plantation land.

BY ORDER OF THE BOARD
Moleonoto Tjang
Director
Singapore
9 March 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd..

END